UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-34200

ProShares Trust II

(Exact name of registrant as specified in its charter)

7501 Wisconsin Avenue, East Tower, Bethesda MD 20814

(240) 497-6400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

ProShares UltraPro 3x Short Crude Oil ETF Common Units of Beneficial Interest

(Title of each class of securities covered by this Form)

ProShares VIX Mid-Term Futures ETF Common Units of Beneficial Interest

ProShares Ultra Bloomberg Natural Gas Common Units of Beneficial Interest

ProShares UltraShort Bloomberg Natural Gas Common Units of Beneficial Interest

ProShares UltraShort Gold Common Units of Beneficial Interest

ProShares UltraShort Silver Common Units of Beneficial Interest

ProShares UltraShort Australian Dollar Common Units of Beneficial Interest

ProShares Ultra Euro Common Units of Beneficial Interest

ProShares Short Euro Common Units of Beneficial Interest

ProShares Ultra Yen Common Units of Beneficial Interest

ProShares UltraShort Yen Common Units of Beneficial Interest

ProShares Ultra Bloomberg Crude Oil Common Units of Beneficial Interest

ProShares UltraShort Bloomberg Crude Oil Common Units of Beneficial Interest

ProShares Ultra Gold Common Units of Beneficial Interest

ProShares Ultra Silver Common Units of Beneficial Interest

ProShares UltraShort Euro Common Units of Beneficial Interest

ProShares VIX Short-Term Futures ETF Common Units of Beneficial Interest

ProShares Ultra VIX Short-Term Futures ETF Common Units of Beneficial Interest

ProShares Short VIX Short-Term Futures ETF Common Units of Beneficial Interest

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934 ProShares Trust II, on behalf of ProShares UltraPro 3x Short Crude Oil ETF, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ProShares Trust II, on behalf of ProShres UltraPro 3x Short Crude Oil ETF

By:	/s/ Todd B. Johnson
Name:	Todd. B. Johnson
Title:	Principal Executive Officer
Date:	April 15, 2020